(a)(58)

AMENDMENT NO. 3 TO TRUST INSTRUMENT OF

PILGRIM FUNDS TRUST

Abolition of Series of Shares of Beneficial Interest

THIS AMENDMENT NO. 3 TO THE TRUST INSTRUMENT OF PILGRIM FUNDS TRUST, a Delaware business trust (the "Trust"), dated July 30, 1998 (the "Trust Instrument"), as amended, reflects resolutions adopted on November 2, 2001, by the Board of Trustees with respect to the Pilgrim Internet Fund II series of the Trust, acting pursuant to Section 2.6 and Section 11.4 of the Trust Instrument of the Trust. The resolutions serve to abolish the Pilgrim Internet Fund II, and the establishment and designation thereof, there being no shares of such series outstanding at the time of its abolition.

\\iam.intranet\dept$\FUNDS\Legal Admin\Registration Statements\Unified\Fixed Income\2020 - GNMA Class P (eff 5.22.20)\485b\Filing Documents\Exhibits\(a)(58) PFT-Amend3DecTrt-11-01.doc